UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of February 2024

001-41334

(Commission File Number)

Rail Vision Ltd.

(Exact name of Registrant as specified in its charter)

15 Hatidhar St.
Raanana, Israel, 4366517
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On January 31, 2024, Rail Vision Ltd. (the “Company”) filed a Report of Foreign Private Issuer on Form 6-K (the “Initial Report”) announcing that it will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on February 21, 2024 at 3:00 p.m. (Israel time) at the offices of the Company at 15 Hatidhar St. Raanana, Israel.

The Proxy Statement attached to the Initial Report contained a typographical error with respect to the Company’s outstanding share capital. Accordingly, the Company is furnishing this amended Report of Foreign Private Issuer on Form 6-K to correct the foregoing error.

In connection with the Meeting, the Company furnishes the following documents:

1.	Notice and Proxy Statement with respect to an Extraordinary General Meeting of Shareholders describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting, attached hereto as Exhibit 99.1; and

2.	Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting, attached hereto as Exhibit 99.2.

Only shareholders at the close of business on February 2, 2024 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to an Extraordinary General Meeting of Shareholders to be held on February 21, 2024;
99.2	Proxy Card whereby holders of ordinary shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAIL VISION LTD.

Date: February 2, 2024	By:	/s/ Shahar Hania
Shahar Hania
Chief Executive Officer

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